Exhibit (m)(i)(B)

DIREXION FUNDS

INVESTOR CLASS

DISTRIBUTION PLAN

SCHEDULE A

The maximum annualized fee rate pursuant to Paragraph 1 of the Direxion Funds Investor Class Distribution Plan shall be as follows:

Direxion Monthly Emerging Markets Bull 2X Fund	Direxion Monthly Emerging Markets Bear 2X Fund
Direxion Monthly NASDAQ-100® Bull 2X Fund	Direxion Monthly NASDAQ-100® Bear 2X Fund
Direxion Monthly S&P 500® Bull 2X Fund	Direxion Monthly S&P 500® Bear 2X Fund
Direxion Monthly Small Cap Bull 2X Fund	Direxion Monthly Small Cap Bear 2X Fund
Direxion Monthly 10 Year Note Bull 2X Fund	Direxion Monthly 10 Year Note Bear 2X Fund

Direxion Monthly Latin America Bull 2X Fund	HY Bear Fund
Direxion Monthly Commodity Bull 2X Fund	Dynamic HY Bond Fund
Direxion Monthly China Bull 2X Fund

Evolution All-Cap Equity Fund
Evolution Managed Bond Fund
Evolution Market Leaders Fund
Evolution Alternative Investment Fund

Up to 1.00% of the average daily net assets

Last Revised: November 22, 2011